 Exhibit 20  Press release issued February 10, 2015

For Immediate Release	February 10, 2015

BOWL AMERICA REPORTS INCREASED SECOND QUARTER EARNINGS

Bowl America Incorporated today reported earnings for its fiscal 2015 second quarter ended December 28, 2014, increased to $.09 per share from $.07 per share in the prior year period. Earnings for the current and prior year six-month periods were $.03 and $.01 per share, respectively.

Current year quarterly improvements in food and beverage sales and decreases in operating expenses were responsible for the increase. To date we have escaped the snow storms wreaking havoc in the East, with minor snow fall causing few cancellations. Last year snow storms disrupted business in December and continued to into the third quarter causing league postponements, the loss of open play revenue and high snow removal expense.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 28,	December 29,	December 28,	December 29,
	2014	2013	2014	2013
Revenues
Bowling and other	$4,203,410	$4,216,078	$7,504,753	$7,611,304
Food, beverage & merchandise sales	1,766,628	1,750,768	3,094,629	3,105,816
	5,970,038	5,966,846	10,599,382	10,717,120

Operating expenses excluding depreciation and amortization	5,008,813	5,126,156	9,943,289	10,141,144
Depreciation and amortization	330,813	366,014	656,205	721,306

Interest, dividend and other income	110,991	90,461	257,298	229,230

Earnings from continuing operations before taxes	741,403	565,137	257,186	83,900
Earnings from continuing operations	481,903	367,337	167,186	54,500
Earnings (loss) from discontinued operations, net of tax	-	3,604	-	(1,949)
Net Earnings	$481,903	$370,941	$167,186	$52,551

Comprehensive earnings (loss)	$360,854	$392,728	$4,238	$(21,120)

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.09	.07	.03	.01

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	12/28/14	12/29/13
ASSETS

Total current assets including cash and short-term investments of $2,094 & $3,760	$3,087	$4,779
Property and investments	30,161	30,757
TOTAL ASSETS	$33,248	$35,536

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,718	$3,634
Other liabilities	2,302	2,594
Stockholders' equity	27,228	29,308
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$33,248	$35,536